UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

21 September, 2026
Commission File Number 001-43199

Guardian Metal Resources PLC
c/o Orana Corporate LLP
25 Eccleston Place
London SW1W 9NF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Guardian Metal Resources PLC

On 21 September, 2026, Guardian Metal Resources PLC issued a press release titled “Positive Tempiute Tungsten Drilling Results.”

A copy of the press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Guardian Metal Resources PLC
(Registrant)

Date: 21 September, 2026	By: /s/ Oliver Friesen
Name: Oliver Friesen
Title: Chief Executive Officer

Exhibit Index

Exhibit	Description of Exhibit
99.1	Positive Tempiute Tungsten Drilling Results dated 21 September, 2026.

21 September 2026

Guardian Metal Resources plc

('Guardian Metal' or the 'Company')

Tempiute Tungsten Project: Positive Drilling Results Drive Accelerated Underground Rehabilitation Decision

Broad Tungsten Intersections Include 92.0m @ 0.34% WO3

Guardian Metal Resources plc (NYSE.A: GMTL, LON: GMET, OTCQB: GMTLF), a strategic exploration and development company focused on tungsten in Nevada, USA, is pleased to provide an update from its Tempiute tungsten project ("Tempiute" or the "Project"). This update covers results from the Company's now completed Phase I regional exploration drilling, in addition to the initial results from the ongoing Phase II drilling campaign, which is focused on the historically producing South Thumb and Schofield Zones.

The Phase I exploration drilling program comprised 41 diamond drillholes across regional target zones and confirmed that multiple tungsten-rich zones exist beyond the historical mine footprint. Notably, many of these targets warrant follow-up drilling and are detailed further below.

The ongoing Phase II resource drilling program is planned to include approximately 46 diamond drillholes, of which 28 have been completed to date. The program is designed to test the continuity, thickness and grade of mineralization around and beyond the historical underground workings, and to generate the data needed to support the potential definition of an initial Mineral Resource estimate at Tempiute.

On the strength of the results for the first four Phase II holes reported herein, together with visual observations from a further 24 drillholes awaiting assay, the Company has decided to commence a rehabilitation program to safely access the underground historical workings. This will allow underground drill rigs to be mobilized, providing improved access to further delineate Phase II target areas and prepare the Project for the stages that follow including, subject to further drilling and evaluation, mine development and operations.

Oliver Friesen, CEO of Guardian Metal, commented:

“These exciting drilling results represent an important step forward for Tempiute. We are seeing broad and high-grade tungsten mineralization around a mine that historically produced tungsten for many years. In addition, the regional drilling campaign has successfully proved that the mineralized system at Tempiute extends well beyond the historical workings.

“The 92.0 meter intersection at 0.34% WO₃ is particularly encouraging and reinforces our confidence in advancing the South Thumb and Schofield areas toward a planned initial Mineral Resource estimate.

“The results have also prompted a decision to begin rehabilitation of historical underground workings, which will give us more efficient access to the targets we most want to drill as well better positioning the Project for its expected next steps.

“Our objective is clear: demonstrate the scale of the mineralizing system at Tempiute, define an initial Mineral Resource estimate and evaluate the fastest responsible pathway to bringing Tempiute back into the U.S. tungsten supply chain.”

PHASE II DRILLING HIGHLIGHTS: BROAD TUNGSTEN MINERALIZATION SUPPORTS ACCELERATED UNDERGROUND REHABILITATION DECISION

▪
 The planned 46-hole Phase II campaign is well progressed, with 28 holes completed to date (drilling ongoing with two surface drill rigs). Assay results from the first four holes, reported in this announcement, demonstrate strong tungsten grades over favorable widths, with assays pending for a further 24 holes. Notable downhole intersections (see Table 1) include:

o
TP26-046: 27.9m @ 0.27% WO3 from 68.6m, including
-         10.5m @ 0.36% WO3 from 70.1m,
-         5.9m @ 0.31% WO3 from 85.9m, and,

   92.0m @ 0.34% WO3 from 102.5m, including
-         12.7m @ 0.53% WO3 from 170.5m,
-         5.1m @ 0.49% WO3 from 188.4m.

o
TP26-042: 20.2m @ 0.21% WO3 from 210.0m, including
-         6.9m @ 0.35% WO3 from 211.9m.

o
TP26-044: 23.9m @ 0.22% WO3 from 175.1m (see Table 1 notes)

o
TP26-045: 5.2m @ 0.28% WO3 from 253.4m

▪
 The South Thumb and Schofield Zones are centered on the historical underground production workings last operated by Union Carbide Corporation ("UCC") before the Tempiute Mine closed in the 1980s. These zones are the principal focus of the Phase II drilling campaign, which has been designed to generate sufficient data to support the planned definition of a Mineral Resource estimate.

▪
In parallel with the ongoing surface drilling, the Company has engaged an underground mining contractor to rehabilitate strategically located historical workings and drill stations, with works expected to start in October 2026.

▪
Once rehabilitation is complete, underground drill rigs will be mobilized to support improved drilling access to the South Thumb and Schofield zones. The underground adit accesses are approximately 200 meters from these zones of historical production and are generally in fair to good condition.

▪
 In parallel, Guardian is assessing the permitting requirements for mining a near-surface mineralized lode located on patented mining claims, with a view to identifying the shortest path to extracting new tungsten feed material from Tempiute.

PHASE I DRILLING HIGHLIGHTS: RESULTS HIGHLIGHT BROADER TEMPIUTE DISTRICT POTENTIAL

▪
A total of 20 diamond drillholes from the 41-hole Phase I regional exploration program intersected strong tungsten mineralization representing an encouraging hit rate for a regional exploration drilling campaign.

▪
The Phase I results demonstrate that tungsten-skarn mineralization is well defined across multiple areas outside the historically mined zones at Tempiute, pointing to a more extensive and robust mineralizing system associated with the two main causative intrusive bodies. Multiple targets require further follow-up.

▪
Regional exploration drillhole results (see Table 2) include downhole intersections of:*

o
TP25-021: 32.4m @ 0.26% WO3 from 293.7m including
-         1.7m @ 2.00% WO3 from 306.9m

o
TP25-028: 18.5m @ 0.18% WO3 from 24.5m including
-         4.0m @ 0.32% WO3 from 27.1m and

-         3.4m @ 0.38% WO3 from 39.6m

o
TP26-031: 14.0m @ 0.35% WO3 from 59.5m including
-         5.8m @ 0.63% WO3 from 67.7m

o
TP25-015: 11.2m @ 0.17% WO3 from 94.5m including
-         2.3m @ 0.64% WO3 from 98.6m

o
TP25-014A: 10.2m @ 0.13% WO3 from 132.3m

o
TP25-020A: 8.8m @ 0.35% WO3 from 183.6m

*Cut-off for the purposes of the regional exploration results (Phase I) was set at >2m @ 0.10% WO3

Note: True thicknesses of all intercepts reported herein are not yet known.

620000E
621000E
622000E
NEVADA
Tempiute
4168000N
4167000N
4166000N
South Thumb
Schofield
N

Legend

- Reported Regional Holes
- Reported Drill Trace
- Non-reported Regional Holes
- Non-reported Drill Trace

Phase II Collars

- Surface Holes
- Underground (Surface Projected)
- Phase II Drill Trace

Geology

- Fresh Limestone
- Hornfels
- Intrusive
- Marble
- Shale/Mudstone
- Skarn

Tempiute Project

Lincoln County, Nevada

Drilling Update

0 0.25 0.5 km

NAD83 / UTM zone 11N

Scale 1:15000

GUARDIAN METAL RESOURCES

September 2026

Figure 1: Project geology along with location of Phase I and Phase II drillholes.

Figure 2: Location of the Phase II drill holes together with the planned drill hole traces within the South Thumb and Schofield target zones.

Existing Underground Network
TP26-042
TP26-044
TP26-045
TP26-046
South Thumb
Schofield
Completed Holes
Planned Holes
Resource Target
0
50
100
150

Figure 3: Orthogonal three-dimensional model of the planned resource targets at the Schofield and South Thumb zones displaying completed and planned drillholes and the existing underground mine network.

ASSAY RESULTS

Analytical results from the Phase I regional exploration drilling and ongoing Phase II Mineral Resource campaign are summarized below.

Drillhole ID	From (m)	To (m)	Length (m)	WO3 (%)	Zn (%)	Ag (ppm)	Cu (%)
TP26-042	210.00	230.20	20.20	0.21	0.22	2.03	0.010
incl.	211.91	218.85	6.94	0.35	0.55	3.98	0.007
TP26-044	175.14	199.00	23.86 *	0.22	0.09	0.82	0.005
incl.	175.14	189.89	13.18	0.29	0.14	1.25	0.004
TP26-045	253.43	258.59	5.16	0.28	0.08	2.75	0.025
TP26-046	68.60	96.46	27.86	0.27	0.28	0.84	0.028
incl.	70.10	80.55	10.45	0.36	0.13	1.42	0.028
incl.	85.94	91.80	5.86	0.31	0.54	0.47	0.040
and	102.50	194.45	91.95	0.34	0.79	4.13	0.049
incl.	111.60	128.00	16.40	0.33	0.34	1.11	0.054
incl.	170.50	183.20	12.70	0.53	0.11	0.61	0.013
incl.	188.36	193.50	5.14	0.49	0.19	18.83	0.060
Notes: Only material intercepts of at least 5m apparent width at a cut-off grade of >/=0.04% WO3 are included.  Weighted composite grades based on MSA Labs certified assay results from analytical method codes IMS-300 / IMS-230;  IMS-300; IMS-230; WO3-WRX4W; and  Zn-ICF6Zn.  Depths and grades are subject to rounding.

* Interval includes 1.57m not sampled.  Downhole depth interval of intersection = 23.86m, intersection width assayed = 22.29m.  Weighted average of assays = 22.29m @ 0.24% WO3.. Taking 1.57m unsampled section as nil grade dilution, weighted average grade of total downhole intersection = 23.86m @ 0.22% WO3

Table 1: Phase II - Mineral Resource Drilling Significant Downhole Intersections

Drillhole ID	From (m)	To (m)	Length (m)	WO3 (%)	Zn (%)	Ag (ppm)	Cu (%)
TP25-001	91.00	93.77	2.77	0.32	0.31	2.30	0.02
TP25-003	28.85	32.42	3.57	0.15	0.25	0.86	0.00
and	99.92	102.65	2.73	0.26	0.09	0.82	0.00
TP25-004	122.47	125.40	2.93	0.12	0.05	0.25	0.00
and	130.40	133.67	3.27	0.17	0.46	20.38	0.00
and	144.21	148.52	4.31	0.71	0.37	28.40	0.02
TP25-007	23.20	25.60	2.40	0.27	0.06	3.16	0.00
TP25-010	28.10	31.20	3.10	0.10	0.04	0.03	0.00
TP25-012	107.46	111.20	3.74	0.22	0.21	5.12	0.18
TP25-013	69.19	71.59	2.40	0.22	0.11	0.50	0.00
and	169.86	172.23	2.37	0.26	0.58	3.91	0.01
TP25-014A	96.86	102.72	5.86	0.12	0.04	0.50	0.00
and	132.30	142.47	10.17	0.13	0.14	3.68	0.00
TP25-015	94.51	105.70	11.19	0.17	0.13	0.81	0.00
incl.	98.60	100.85	2.25	0.64	0.50	1.00	0.00
and	132.73	135.03	2.30	0.14	0.26	0.50	0.00
and	172.37	174.82	2.45	0.21	0.02	0.77	0.00
TP25-017	-	8.23	8.23	0.12	0.14	4.15	0.02
and	63.25	66.14	2.89	0.14	0.09	1.00	0.00
TP25-019	59.00	61.24	2.24	0.10	0.16	0.73	0.00
and	88.72	91.36	2.64	0.16	0.10	1.00	0.00
and	196.60	200.92	4.32	0.43	0.31	1.13	0.00
TP25-020A	183.64	192.43	8.79	0.35	0.37	118.28	0.04
incl.	186.64	188.77	2.13	0.39	0.07	0.25	0.00
TP25-021	293.72	326.14	32.42	0.26	0.27	0.33	0.00
incl.	306.93	308.63	1.70	2.00	0.50	1.70	0.00
TP25-026	0.61	4.27	3.66	0.41	0.14	0.99	0.04
TP25-027	28.32	32.00	3.68	0.23	0.52	1.53	0.01
and	36.73	41.76	5.03	0.48	0.06	4.66	0.26
and	42.37	43.95	1.58	0.47	0.10	2.18	0.09
TP25-028	24.54	43.00	18.46	0.18	0.06	1.67	0.12
incl.	27.13	31.16	4.03	0.32	0.06	0.89	0.07
plus	39.60	43.00	3.40	0.38	0.03	1.08	0.09
TP26-030	40.08	46.79	6.71	0.22	0.07	1.98	0.13
TP26-031	59.45	73.46	14.01	0.35	0.50	4.72	0.06
incl.	67.69	73.46	5.77	0.63	0.46	8.07	0.09
TP26-039	297.83	301.40	3.57	0.84	3.88	0.25	0.01
TP26-041	3.00	6.00	3.00	0.13	0.06	1.18	0.03
Notes: Only material intercepts of at least 2m apparent width at a cut-off grade of >/=0.1% WO3 are included.  Weighted composite grades based on MSA Laboratory certified assay results from analytical method codes IMS-300 / IMS-230;  WO3-WRX4W; and  Zn-ICF6Zn. In addition to ALS Laboratories certified assay results from analytical method codes ME-ICP61, ME-MS81, ME-4ACD81, W-XRF-15c and AG-OG46. Depths and grades are subject to rounding.
The following holes intersected low-grade WO3 and/or intercepts of WO3 <2m: TP25-002, TP25-005, TP25-006, TP25-008, TP25-011, TP25-016, TP25-018, TP25-020, TP25-023, TP25-025A, TP26-032, TP26-034, TP26-035 and TP26-036.

Hole TP26-037 was not sampled due to no visual tungsten mineralization being intersected. Holes TP25-009, TP25-029, , TP26-038 and TP26-040 are currently being analyzed at MSA Laboratories.

Table 2: Phase I - Regional Exploration Drilling Significant Downhole Intersections

Hole ID	Zone	UTM Easting	UTM Northing	Azimuth	Dip	Hole Depth (m)
TP26-042	South Thumb	620965	4165692	000	-45	245.67
TP26-044	South Thumb	620968	4165692	035	-47	213.06
TP26-045	South Thumb	620964	4165689	350	-55	267.31
TP26-046	Schofield	621225	4165537	260	-50	205.27
Notes: NAD83/ UTM Zone 11N Datum. All holes are diamond drilling HQ core diameter.
Table 3: Phase II – Collar Locations

Hole ID	Zone	UTM Easting	UTM Northing	Azimuth	Dip	Hole Depth (m)
TP25-001	Dead-Eye	620632	4167854	064	-45	105.77
TP25-003	Dead-Eye	620818	4167416	079	-45	148.49
TP25-004	Dead-Eye	620817	4167415	082	-72	178.31
TP25-007	Dead-Eye	620693	4167613	082	-45	86.56
TP25-010	Dead-Eye	620685	4167733	065	-76	132.44
TP25-012	Dead-Eye	620783	4167449	070	-45	129.24
TP25-013	Dead-Eye	620782	4167448	069	-70	185.01
TP25-014A	Dead-Eye	620850	4167370	091	-45	152.7
TP25-015	Dead-Eye	620848	4167370	091	-73	199.34
TP25-017	Dead-Eye	620829	4167325	092	-69	413.61
TP25-019	Dead-Eye	620838	4167268	109	-69	285.6
TP25-020A	Headframe Deeps	620732	4167022	138	-85	212.45
TP25-021	Headframe Deeps	620728	4167025	338	-81	340.46
TP25-026	Lime Cap	621283	4166003	252	-45	91.9
TP25-027	Lime Cap	621218	4165798	302	-45	64.77
TP25-028	Lime Cap	621218	4165797	323	-87	55.93
TP26-030	Lime Cap	621224	4165791	242	-45	78.03
TP26-031	Lime Cap	621322	4165865	285	-45	85.34
TP26-039	Headframe Deeps	620779	4167095	000	-90	333.3
TP26-041	Stockpile	620652	4166698	000	-90	17.07
Notes: NAD83/ UTM Zone 11N Datum. All holes are diamond drilling HQ core diameter.
Table 4: Phase I – Collar Locations

Next Project Steps

Phase II drilling continues across the South Thumb and Schofield zones, with 28 of the planned 46 holes already completed and assays from a substantial number of holes still pending. The program is designed to provide the geological and analytical information required to support an initial Mineral Resource estimate.

In parallel, underground mine rehabilitation is expected to commence in October 2026. Re-establishing access to the historical mine which will enable shorter and more targeted underground drilling and represents an important step toward rebuilding operational access to the Tempiute mineralized system.

Guardian is also evaluating opportunities to accelerate the pathway toward extracting newly mined tungsten material from Tempiute. This work includes assessing access to the near-surface mineralized lode located on patented mining claims, and the permitting requirements for mining it, with a goal of returning Tempiute to an active role in the U.S. tungsten supply chain.

Note: Tempiute is an exploration-stage property, and no Mineral Resource or Mineral Reserve has been estimated for the Project. The exploration results reported in this announcement are not sufficient to support such an estimate, and there can be no assurance that an initial Mineral Resource estimate will be defined at Tempiute. Any extraction of material from Tempiute on an accelerated basis may not be supported by a Mineral Reserve estimate or a feasibility study demonstrating economic viability, and would be subject to significant technical, permitting, financing and other risks, including those described in the Company's filings with the U.S. Securities and Exchange Commission.

Quality Control and Assurance

All samples were submitted to MSA Labs (MSA) of Elko, Nevada which is an ISO9001 and ISO/IEC 17025 accredited laboratory. Samples were analyzed using method IMS-300 and IMS-230. Guardian Metal’s QA/QC program includes regular insertion of standards, duplicates and blanks into the sample stream with stringent review of all results.

Samples from Phase 1 were submitted to ALS Laboratories of Reno, Nevada. Samples were analyzed using methods ME-ICP61, W-XRF-15c and AG-OG46. Guardian Metal’s QA/QC program includes regular insertion of standards, duplicates and blanks into the sample stream with stringent review of all results.

COMPETENT AND QUALIFIED PERSON STATEMENT

The technical information contained in this disclosure has been read and approved by Mr Nicholas O'Reilly (MSc, DIC, MIMMM QMR, MAusIMM, FGS), who is a qualified geologist and acts as the Competent Person under the AIM Rules - Note for Mining and Oil & Gas Companies and as a “qualified person” as defined in Subpart 1300 of Regulation S-K of the U.S. Securities and Exchange Commission (“S-K 1300”). Mr O'Reilly is a Principal consultant working for Mining Analyst Consulting Ltd which has been retained by Guardian Metal Resources plc to provide technical support.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (which forms part of domestic UK law pursuant to the European Union (Withdrawal) Act 2018).

Forward Looking Statements

This announcement contains forward-looking statements relating to expected or anticipated future events and anticipated results that are forward-looking in nature and, as a result, are subject to certain risks and uncertainties, including general economic, market and business conditions, competition for qualified staff, the regulatory process and actions, technical issues, new legislation, potential delays or changes in plans, uncertainties resulting from operating in a new political jurisdiction, uncertainties regarding the results of exploration, the timing and granting of prospecting rights, the timing and granting of regulatory and other third party consents and approvals, Guardian Metal’s or any third party's ability to execute and implement future plans, and the occurrence of unexpected events.

Forward-looking statements in this announcement include statements regarding the Tempiute drilling program, the timing and content of further assay results, the potential definition of a Mineral Resource estimate at Tempiute, the planned rehabilitation of historical underground workings and its expected timing, the potential for an accelerated pathway to extracting material at Tempiute, and the Company’s plans to advance Pilot Mountain and Tempiute towards production. Forward-looking statements are subject to risks and uncertainties, including those described in the Company’s filings with the U.S. Securities and Exchange Commission. Guardian Metal undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

This announcement does not purport to be full or complete. No reliance may or should be placed by any person for any purpose on the information contained in this announcement or its accuracy, fairness or completeness. The information in this announcement is subject to change.

For further information visit www.Guardianmetalresources.com or contact the following:

Guardian Metal Resources plc Oliver Friesen (CEO)	Tel: +44 (0) 20 7583 8304
Cairn Financial Advisers LLP Nominated Adviser Sandy Jamieson/Jo Turner/Louise O'Driscoll	Tel: +44 (0) 20 7213 0880
Berenberg Joint Broker and Financial Adviser Jennifer Lee/Ivan Briechle	Tel: +44 (0) 20 3207 7800
Tamesis Partners LLP Joint Broker Charlie Bendon/Richard Greenfield	Tel: +44 (0) 20 3882 2868
Tavistock Financial PR in the UK Emily Moss/Eliza Logan	Tel: +44 (0) 7920 3150 / +44 (0) 7788 554035 guardianmetal@tavistock.co.uk
Edelman Smithfield Financial PR in the US	guardianmetal@edelmansmithfield.com

About Guardian Metal Resources

Guardian Metal Resources PLC (NYSE.A: GMTL, LON:GMET, OTCQB:GMTLF) is a strategic mineral exploration company driving the revival of U.S. mined tungsten production and strengthening America's defense metal independence. The Company is advancing two tungsten projects, Pilot Mountain, one of the largest undeveloped tungsten deposits in the U.S. and Tempiute, formerly America's largest producing tungsten operation, both located in Nevada, one of the top-rated mining jurisdictions in the United States.

In July 2025, the U.S. Department of War (DoW) under Title III of the Defense Production Act of 1950, as amended, invested US$6.2M in Golden Metal Resources (USA) LLC, a wholly-owned subsidiary of Guardian Metal Resources PLC, to support the Pilot Mountain PFS.2 The Company completed a U.S. listing on the NYSE American on March 20, 2026.

Tungsten is a strategic metal critical to the defense, energy transition, technology and industrial sectors. In the context of shifting geopolitical dynamics and tightening Chinese export restrictions, Guardian Metal is well positioned to play a leading role in re-establishing a secure, domestically mined U.S. supply chain for this vital defense metal.